Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

October 20, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, DC 20549

Attention: David Gessert

Joe McCann

Christine Torney

Al Pavot

Re: Amylyx Pharmaceuticals, Inc.

Draft Registration Statement on Form S-1

Submitted on April 26, 2021

CIK No. 0001658551

Ladies and Gentlemen:

This letter is confidentially submitted on behalf of Amylyx Pharmaceuticals, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on April 26, 2021 (the “Draft Registration Statement”), as set forth in the Staff’s letter dated May 27, 2021 addressed to Joshua B. Cohen and Justin B. Klee, the Company’s Co-Chief Executive Officers (the “Comment Letter”). The Company is concurrently submitting Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via email a copy of each of this letter and Amendment No. 1 (marked to show changes from the Draft Registration Statement).

U.S. Securities and Exchange Commission

October 20, 2021

Draft Registration Statement on Form S-1 submitted on April 26, 2021

Summary, page 1

1.	Please revise to explain the term “foundational therapy.”

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosure on pages 1, 104, 121 and F-7 of Amendment No. 1 to explain that the term “foundational therapy” means a therapy that could be used alone or in conjunction with other therapies to change the treatment paradigm across a broad range of neurodegenerative diseases.

2.

Please revise the disclosure on page 1 to explain why FDA has requested that you conduct an additional trial in support of a New Drug Application. Identify the type(s) of topline data that you seek from the Phase 3 trial to support the NDA submission.

RESPONSE: The Company acknowledges the Staff’s request and respectfully advises the Staff that, based on recent dialogue with the U.S. Food and Drug Administration (“FDA”), the Company believes it may proceed with a New Drug Application (“NDA”) submission that without provision of Phase 3 for FDA’s review. The Company respectfully advises the Staff that it has revised its disclosure on pages 1, 121 123 and, 135 of Amendment No. 1 to discuss the initiation of the Phase 3 trial and the key endpoints of the trial.

3.	Please address the following with respect to your pipeline table:

•	revise to clearly demarcate where each phase or column begins and ends;

•	revise the first arrow to clarify that you did not conduct a Phase 3 trial, or advise; and

•	include upcoming milestones for the bottom two indications, or advise.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosure on pages 2 and 122 of Amendment No. 1 to clearly demarcate where each phase or column begins and ends, as well as to clarify that the Company did not conduct a Phase 3 trial as a prerequisite to the regulatory filings which have been made in Canada. The Company acknowledges the Staff’s request to include in the pipeline table upcoming milestones for the bottom two indications, and will respond to this comment in a subsequent amendment when it has more information about the timing for these upcoming milestones.

4.	Please revise the Pipeline Overview to clarify that the PB and TURSO molecules are not proprietary and to clarify more specifically what is proprietary.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on pages 2 and 122 of Amendment No. 1 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

October 20, 2021

5.

With reference to the risk factor disclosure on page 27, please revise the disclosure on page 3 to explain that the EU and Canadian authorizations you are seeking may be limited or subject to restrictions, or advise.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosure on pages 4 and 135 of Amendment No. 1 to explain that any marketing approval that the Company may ultimately obtain in Europe and Canada may be limited, subject to restrictions or conditional on post-approval commitments.

6.	Please revise the Summary, where appropriate, to highlight:

•	your disclosure on page 33 that you are aware of one ongoing clinical study in Europe which is evaluating the effects on ALS of TURSO, one of the two components in AMX0035, and

•

your disclosure on page 69 that there is uncertainty as to whether claims in your pending patent applications, including those claims covering the composition of matter of AMX0035, will be considered patentable by the USPTO or by patent offices in foreign countries.

RESPONSE: In response to the Staff’s comment to revise the Summary to highlight the disclosure with respect to the ongoing clinical study in Europe which is evaluating the effects on amyotrophic lateral sclerosis (“ALS”) of TURSO, the Company respectfully advises the Staff that it has revised its disclosure on page 6 of Amendment No. 1. In response to the Staff’s comment to revise the Summary to highlight the disclosure that there is uncertainty as to whether claims in the Company’s pending patent applications, including those claims covering the composition of matter of AMX0035, will be considered patentable by the USPTO or by patent offices in foreign countries, the Company advises the Staff that it received an issued patent having claims that cover the composition of matter of AMX0035. The patent was issued on July 27, 2021. As the issuance of this patent has largely ameliorated this risk, the Company advises the Staff that the corresponding disclosure on pages 2 and 122 of Amendment No. 1 has been revised accordingly, and that the Company believes that additional detail about the risks associated with uncertainty as to whether claims covering the composition of matter of AMX0035 will be considered patentable are not material to an investor’s understanding of the Company’s intellectual property protections covering AMX0035.

The Offering, page 9

7.

Please disclose on page 10 whether the number of shares of your common stock to be outstanding after this offering includes or excludes shares of your common stock that may be issuable upon conversion of the $27.3 million of convertible promissory notes you issued and sold to investors in January 2021.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that on July 1, 2021, upon the initial closing of the Company’s Series C preferred stock financing, the convertible promissory notes issued and sold to investors in January and February 2021 automatically converted into shares of Series C-2 preferred stock pursuant to their original terms and no convertible promissory notes remain outstanding. The Company advises the Staff that it has updated page 10 to reflect the automatic conversion of these notes into Series C-2 preferred stock.

U.S. Securities and Exchange Commission

October 20, 2021

Clinical Development of AMX0035 for ALS, page 130

8.

Please revise here and on page 3 to explain who conducted and funded the survey and its purpose. Present in the Business section all material information concerning how the trial was conducted and its results.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on pages 3 and 131 of Amendment No. 1 in response to the Staff’s comment.

9.	Please revise to present the full open label extension results or advise.

RESPONSE: The Company respectfully acknowledges the Staff’s request to present the full open label extension results, and will respond to this comment in a subsequent amendment when the data from the full open label extension have been analyzed.

Clinical Development of AMX0035 in ALS, page 135

10.

We note your disclosure concerning the size and duration of the Planned Phase 3 trial. Please revise to identify the primary endpoint(s) or revise to clarify, if true, that the endpoint(s) are yet to be determined.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosure on pages 4 and 135 of Amendment No. 1 to disclose that the primary endpoint of the Phase 3 trial will be a composite analysis of survival and the Revised ALS Functional Rating Scale total score progression over the duration of the 48-week trial.

Clinical Development of AMX0035 for Alzheimer’s Disease, page 136

11.	Please revise to qualitatively and/or quantitatively discuss each of the key endpoints.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on pages 135 and 136 of Amendment No. 1 in response to the Staff’s comment. The Company also notes that it is completing analysis and anticipates presenting topline results from the PEGASUS trial in the near term and will update disclosure in a subsequent amendment.

U.S. Securities and Exchange Commission

October 20, 2021

Commercialization, page 138

12.

Please revise the discussion to explain in greater detail your plans for obtaining coverage and reimbursement for AMX0035 to treat ALS in the U.S., Canada and the EU. For instance, please discuss, if material, whether your plan is to obtain coverage and reimbursement that is similar to the two currently approved ALS treatments cited on page 139. Explain what you would need to demonstrate in order to achieve “orphan drug-like prices in ALS” in specific geographies. As applicable, discuss reimbursement codes and the dollar values associated with them.

RESPONSE: The Company acknowledges the Staff’s comment and it has revised its disclosure on page 137 of Amendment No. 1 in response to the Staff’s comment to remove references to achieving orphan-like prices in ALS. The Company respectfully submits that it is not possible at this stage to disclose reimbursement codes and associated payment amounts for AMX0035, as there is no assurance that a particular coverage level and reimbursement amount will be attained and any speculation regarding coverage or reimbursement could be misleading to investors. The Company continues to consider its coverage and reimbursement strategy in the U.S., Canada and the EU, but any final decisions will depend on a number of factors that are not determinable at this time. The Company further notes that pricing and reimbursement schemes vary widely from country to country and among payors.

13.	Revise to discuss the duration of patient treatments. For instance, we note that your CENTAUR trial measured median survival rates.

RESPONSE: The Company respectfully advises the Staff that the disclosure of overall survival (OS) data presented on page 136 of the Draft Registration Statement included the ranges of overall survival to provide context around the median survival length that was observed during the trial and follow-up period. On page 134 of the Draft Registration Statement, the Company’s disclosure included a description of the study design of the CENTAUR Phase 2 trial, including both dosing groups and the protocol-defined dosing regimen. Specifically, the Company’s initial disclosure stated that:

“Eligible participants (n=137) were randomized two-to-one to treatment with AMX0035, one sachet (each containing one gram of TURSO and three grams of PB) given once daily for the first three weeks, and if tolerated, the dose was then increased to twice-daily for the remainder of a 24 week treatment period, or matching placebo. Two participants did not have follow-up efficacy assessments and were not included in the efficacy population (modified intention to treat, or mITT, n=135). These two participants were included in the safety population (intention to treat, or ITT, n=137). Upon completion of the 24-week, parallel group phase of the trial, participants were eligible to enroll in the OLE trial in which all participants received AMX0035 for up to 35 months while participants and physicians remained blinded to the original treatment group. Of participants completing the CENTAUR trial randomized phase, 92% elected to enroll in the OLE. The OLE was completed in March 2021.”

The Company respectfully advises the Staff that it has revised its disclosure on page 129 of Amendment No. 1 in response to the Staff’s comment to disclose the duration of dosing which was actually received. The chart provided shows treatment duration through 35 months of follow-up for participants receiving placebo initially as well as those receiving AMX0035. This chart was published as supporting information in the Muscle & Nerve peer-reviewed publication of the Company’s CENTAUR data.

U.S. Securities and Exchange Commission

October 20, 2021

14.

With reference to your disclosure on page 167, please discuss when you would need to decide whether expensive pharmacoeconomic studies will or will not be necessary to demonstrate medical necessity and cost-effectiveness of AMX0035.

RESPONSE: The Company respectfully advises the Staff that the Company it, in response to the Staff’s comment, it has revised its disclosure on page 165 of Amendment No. 1 to indicate the risk that expensive pharmacoeconomic studies could result in delays or disadvantageous coverage for products the Company may develop. The Company respectfully submits that is not known or knowable at this stage whether pharmacoeconomic studies will be necessary to demonstrate medical necessity and cost-effectiveness of AMX0035 and that any speculation to this effect would not be meaningful to investors and could potentially be misleading prior to a definitive determination by appropriate HTA (health technology assessment) agencies.

Intellectual Property, page 142

15.	Please expand your disclosure to address the following:

•	for each of your patent families, disclose the foreign jurisdictions where you have been issued or granted patents and where you have patent applications pending;

•	for your second and third patent families, disclose any pending patent applications you have and the jurisdiction(s), thereof.

In this regard, it may be useful to provide tabular disclosure.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on pages 141 and 142 of Amendment No. 1 in response to the Staff’s comment.

16.

With reference to the disclosure on page 69, please revise your intellectual property discussion to address the significance of composition of matter patents to each patent family. With reference to your disclosures on pages 128-129, discuss whether these or other patents cover specific ratios of PB and TURSO. Also identify your one issued composition of matter patent and describe your issued European Patent, EP2978419 in greater detail.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on pages 141 and 142 of Amendment No. 1 in response to the Staff’s comment.

Certain Relationships and Related Party Transactions

2021 Convertible Promissory Note Financing, page 190

17.	Please expand your disclosure to describe the material terms of the 2021 Notes, including the terms of their conversion.

U.S. Securities and Exchange Commission

October 20, 2021

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that on July 1, 2021, upon the initial closing of the Company’s Series C preferred stock financing, the convertible promissory notes issued and sold to investors in January and February 2021 automatically converted into shares of Series C-2 preferred stock pursuant to their original terms and no convertible promissory notes remain outstanding. The Company advises the Staff that it has updated pages 105, 113, 188 and 189 reflect the automatic conversion of these notes into Series C-2 preferred stock. The Company respectfully advises the Staff that it believes further disclosure to describe the material terms of the 2021 Notes, including the terms of their conversion, is no longer necessary, given their conversion into Series C-2 preferred stock pursuant to their original terms.

Principal Stockholders, page 193

18.	Please identify the natural person(s) with voting and/or dispositive power over the shares owned by ALS Invest 1 B.V. and Morningside Venture Investments Limited.

RESPONSE: The Company respectfully acknowledges the Staff’s request to identify the natural person(s) with voting and/or dispositive power over the shares owned by ALS Invest 1 B.V. and Morningside Venture Investments Limited, and will respond to this comment in a subsequent amendment.

General

19.

Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of such communications.

***

U.S. Securities and Exchange Commission

October 20, 2021

If you should have any questions regarding the enclosed matters, please contact me at (212) 813-8816.

Sincerely,

/s/ Benjamin K. Marsh, Esq.
Benjamin K. Marsh, Esq.

Enclosures

cc:	Joshua B. Cohen, Co-Chief Executive Officer, Amylyx Pharmaceuticals, Inc.

Justin B. Klee, Co-Chief Executive Officer, Amylyx Pharmaceuticals, Inc.

James Frates, Chief Financial Officer, Amylyx Pharmaceuticals, Inc.

Mitchell S. Bloom, Esq., Goodwin Procter LLP